John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

January 20, 2015

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On November 20, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Post-Effective Amendment No. 179 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 180 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of re-naming the Cloud Capital Strategic Large Cap Fund, a series portfolio of the Trust, the Cloud Capital All Cap Fund (the “Fund”) and revising certain investment objectives and strategies of the Fund.

You recently provided comments to me and my colleague Cynthia Baughman relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

General

1.	Comment: Please confirm to the Staff that the Trust will incorporate applicable comments given to the proxy statement filed on Schedule 14A on November 20, 2014 for the Fund that are also applicable to this Amendment. Additionally, please confirm the Trust will incorporate applicable comments given in regard to Class A Shares of the Fund to the Institutional Class Shares prospectus of the Fund.

Response: The Trust confirms it will make corresponding comments to the Amendment that were given in connection with the Schedule 14A filed for the Fund on November 20, 2014 as well as comments relating to Class A Shares as they relate to the Institutional Class Shares.

Ms. Hatch

U.S. Securities and Exchange Commission

January 20, 2015

Prospectus:

Fund Summary – Investment Objective

2.	Comment: Please revise the investment objective for the All Cap Fund (i.e., the Large Cap Fund after the reorganization). Please state the objective in plain English and/or explain what is meant by “gross returns” and “risk/return dynamics” or use alternative terminology.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Fees and Expenses of the Fund

3.	Comment: With regard to the footnote discussing the fee waiver, please explain the expense limitation of 1.40% for the Fund and why there is a 50 basis point waiver to reduce the expenses to 0.94% for the Institutional Class Shares and 1.25% for the Class A shares.

Response: The Trust has clarified in the disclosure that the Adviser is waiving its fee in its entirety, as well as capping the expenses of the Fund.

4.	Comment: Please check to ensure the footnote discussing that the Adviser is not entitled to fees waived from February 1, 2014 to September 30, 2015 is accurate and is not, in fact, 2016.

Response: See response to Comment #3 above. Additionally, the disclosure in the footnote has been modified to reflect that the waiver will extend until September 30, 2016.

Fund Summary – Principal Investment Strategies

5.	Comment: In the second paragraph in this section, please explain what is meant by “attractive return metrics” and “quantitative information and narratives.”

Response: The Trust has revised the disclosure as you have requested.

6.	Comment: In the second paragraph in this section, please explain what is meant by “overweight relative to the index.” It appears that the disclosure is stating that industries are going to be equal weighted so it is not apparent what is meant by this phrase. The Staff does not believe the Index is equal weighted. Additionally, in this same paragraph, please explain what is meant by “and parameters.”

Response: The Trust has revised the disclosure as you have requested.

Management of the Fund

7.	Comment: In this section, please include the dollar amount subject to recoupment by the Adviser.

Response: The Trust has revised the disclosure as you have requested.

Financial Highlights

8.	Comment: For the Class A Shares there are no financial highlights. Please include the existing class shares financial highlights in the prospectus for the Class A Shares.

Ms. Hatch

U.S. Securities and Exchange Commission

January 20, 2015

Response: The Trust has revised the disclosure as you have requested.

Note that no comments were given with regard to the Fund’s Statement of Additional Information.

*                 *                 *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively